

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

By U.S. Mail and facsimile to 702-309-7407

Mr. Ronald Boreta
Principal Financial Officer
All-American Sportpark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, NV 89119

> **Re:** **All-American Sportpark, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-24970**

Dear Mr. Boreta:

We have reviewed your supplemental response letter dated September 10, 2010 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2009

Consolidated Balance Sheets, page F-2

1. We note your proposed revised discussion in response to comment one of our letter dated August 31, 2010. Accrued interest disclosed in Note 4 totals $4,056,010 whereas your balance sheet reflects $3,890,858. Please reconcile for us the Accrued interest payable – related party reflected on your balance sheets to the amounts disclosed in your footnote or revise your balance sheet or disclosures accordingly.

2. We read your response to comments two and three to our letter dated August 31, 2010. We note the customer agreement with Callaway was entered into through your majority owned subsidiary AAGC. The customer agreement also was entered into by SAGS who is the related party retail tenant of AAGC selling the Callaway merchandise and equipment. We assume Callaway would not have entered into this customer agreement if SAGS did not purchase their products for resale. Refer to

Section 2.2 of the customer agreement filed as Exhibit 10.1 to your Form 8-K dated June 15, 2009. Please confirm if our assumption is correct. Further, please address the following:

- Citing for us the relevant GAAP literature, please provide to us your accounting analysis which supports recording deferred revenue for each specific component under the customer agreement. In this regard, it appears the literature contained in FASB ASC 605-50-45-12 to 45-15 is applicable irrespective of your analysis, and the reimbursements you discuss in your response for operating expenses and facility improvements should not be recognized as deferred marketing revenue. Please advise, or revise your financial statements.

- Please revise your disclosure to address which elements of the contract relate to your wholly owned subsidiary AAGC. In this regard, you should specifically disclose the amounts related to you separately from SAGS.

- Please revise your disclosure to specifically identify the line items on the face of your financial statements that include amounts from related parties. For example, clarify whether you have recorded $33,000 as other income (expense) or revenue and disclose the financial statement line item that includes rental income from SAGS.

- We note your proposed revised disclosure does not include the amount of income you will recognize on a monthly basis through the term of the agreement. Notwithstanding the above comments, please include disclosure of the monthly amount you will recognize and the term over which you will recognize income. Further, please show us how you determined $4,600 was the appropriate amount to recognize as income on a monthly basis.

- Please expand your proposed disclosure to disclose how you accounted for amounts allocated to related parties for administrative/accounting support for each period presented.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Mr. Ronald Boreta
All-American Sportpark, Inc.
October 5, 2010
Page 3

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: James P. Beck, Esq.